

June 7, 2007

Via Facsimile (817) 878-9753 and U.S. Mail

C. William Blair
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, TX 76102

Re: Amrecorp Realty Fund II
Amendment no. 2 to the Schedule TO-T filed by Robert J. Werra
Schedule 14D-9/A filed on June 6, 2007 by Robert J. Werra on behalf of
Amrecorp Realty Fund II
SEC File No. 5-54793

Dear Mr. Blair:

We note the two amended filings listed above. As we discussed in a telephone
conversation on June 5th, we believe the revised disclosure in both of these documents is
highly material to unit holders making a decision whether to tender into Mr. Werra's
tender offer. The new information in your amended filings is also relevant for those unit
holders who may have already tendered into the offer, but who may still exercise
withdrawal rights. Specifically, the fact that Mr. Werra is now recommending against his
own tender offer and now finds the tender offer price to be unfair, based on his receipt of
a purchase offer for the underlying Partnership property that would yield a significantly
higher per-unit value, are (i) significant changes from the initial disclosure in the Offer to
Purchase and Schedule 14D-9; and (ii) very material with respect to a unit holder's
investment decision whether to tender into the offer.

As we further discussed in our conversation on June 5th, we do not believe that simply
filing these amendments on EDGAR, without more, satisfies your obligation to
disseminate information about material changes in the offer materials under Rules 14d-
4(d)(1) and 14e-2(b). Rule 14d-4(d)(1) requires in pertinent part that notice of such
changes must be "published, sent or given" to unit holders "in a manner reasonably
designed to inform security holders…"

In your response letter, tell us how you disseminated notice of these changes to unit
holders. Since we do not see a press release or letter to unit holders included with your
filings and based on the views you expressed in our telephone conversation, it appears
you may by relying on the filings on EDGAR alone to communicate the new information

to unit holders. If you simply made these EDGAR filings, advise what additional methods of dissemination you will make, consistent with this comment and with the period of time remaining in the offer. If you continue to believe that the EDGAR filings alone satisfy your obligations under applicable rules, provide a legal analysis supporting that position.

Please respond to this comment letter immediately. We may have additional comments after reviewing your response. If you would like to discuss these matters further, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions